SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO ? 240.13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO ? 240.13d-2(a)
UNDER THE SECURITIES EXCHANGE ACT OF 1934

ERF Wireless, Inc.
(Name of Issuer)
$.001 PAR VALUE COMMON STOCK
(Title of Class of Securities)
26884K200
(CUSIP Number)
Brad David Baloun
3704 South Kris Drive
Sioux Falls, South Dakota 57103
(605) 371-3755
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
July 29, 2011
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ??240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ??.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ? 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)



CUSIP No.  26884K200
13D
Page 2 of 8 Pages

1
NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

		Brad David Baloun


2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ?
(b) ?

3
SEC USE ONLY


4
SOURCE OF FUNDS
		PF, OO

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)	?


6
CITIZENSHIP OR PLACE OF ORGANIZATION
		United States


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
7
SOLE VOTING POWER
	146,942(1)


8
SHARED VOTING POWER
	0


9
SOLE DISPOSITIVE POWER
	146,942(1)


10
SHARED DISPOSITIVE POWER
	0

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	146,942(1)
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	8.8%(1)
14
TYPE OF REPORTING PERSONS
	IN
(1)
Includes $.001 Par Value Common Stock owned directly by Brad David Baloun, and $.001 Par Value Common Stock owned by persons and entities that Mr. Baloun may be attributed beneficial ownership of: Brad David Baloun IRA (0.6%); and CamMay Baloun IRA (0.7%). Mr. Baloun disclaims any beneficial ownership of these securities except to the extent of his pecuniary interest therein.



?
ITEM 1.	SECURITY AND ISSUER.

      This Schedule 13D (?Schedule 13D?) relates to the $.001 Par Value Common Stock (the ?Common Stock?), of ERF Wireless, Inc., a Nevada Corporation (the ?Issuer?), with a principal executive office of 2911 South Shore Boulevard, Suite 100, League City, Texas 77573.


ITEM 2.	IDENTITY AND BACKGROUND.

(a)	This Schedule 13D is being filed by Brad David
Baloun, an individual (the ?Reporting Person?).
(b)	The residence address of the Reporting Person is
3704 South Kris Drive, Sioux Falls, South Dakota 57103
(c)	The present principal occupation of the Reporting
Person is President of Baloun Enterprises, Inc., whose address is 3704 South Kris Drive, Sioux Falls, South
Dakota 57103.
(d)	During the last five years, the Reporting Person has
not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	During the last five years, the Reporting Person has
not been a party to a civil proceeding of a judicial
or administrative body of competent jurisdiction and
as a result of such proceeding was nor is subject to
a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities
laws or finding any violation with respect to such
laws.
(f)	Brad David Baloun is a citizen of the United States.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

	The source of funds for Brad Baloun?s purchase of 115,100 shares of Common Stock was $260,576 personal funds. See
Schedule I for a list of transactions.

	On September 28, 2011, an additional 10,000 shares of Common Stock was acquired by Brad Baloun as partial consideration for a loan granted by Brad Baloun and two other individuals to the Issuer. The two other lending individuals also each received 10,000 shares of Common
Stock. The aggregate amount of the loan was $300,000. The loan accrues interest at an annual rate of 18%, and is payable in six equal monthly payments beginning November 1, 2011 through April 1, 2012, and is prepayable at any time without penalty, including from the loan which may be granted by Dakota Capital Fund, LLC as described in Item 4.

	The source of funds for Brad Baloun IRA?s (self-directed) purchase of Common Stock was $60,287 personal funds.

	The source of funds for CamMay Baloun IRA?s (self-directed) purchase of Common Stock was $ 67,871 personal funds.

ITEM 4.	PURPOSE OF TRANSACTION.

	The 115,100 shares of Common Stock directly held by Brad
Baloun, the 9,770 shares of Common Stock held by Brad Baloun
IRA, and the 12,072 shares of Common Stock held by CamMay Baloun
IRA are held for investment purposes.

	The 10,000 shares of Common Stock acquired by Brad Baloun on September 28, 2011 were partial consideration for a loan granted by Brad Baloun and two other individuals to the Issuer. The two other lending individuals also each received 10,000 shares of Common Stock. The aggregate amount of the loan was $300,000. The loan accrues interest at an annual rate of 18%, and is payable in six equal monthly payments beginning November 1, 2011 through April 1, 2012, and is prepayable at any time without penalty, including from the loan which may be granted by Dakota Capital Fund, LLC to the Issuer described below.

	Brad Baloun owns 1/3 of the membership interests of Dakota Capital Fund, LLC (?DCF?). Mr. Baloun and the two other individuals who jointly made the $300,000 loan to the Issuer described above, are the sole members of DCF. On September 30, 2011, DCF and the Issuer entered into a non-binding Summary of Terms and Conditions whereby DCF may loan via a line of credit to the Issuer the amount of $2 million, which may be increased to $3 million (?Credit Facility?). The Credit Facility would be secured by certain assets of the Issuer, including asserts purchased with the Credit Facility and existing assets with a value equivalent to the amount drawn. The Credit Facility would carry an annual interest rate of 18%, and mature September 30, 2014. The outstanding balance on the Credit Facility would be paid on a 48 month amortization schedule, plus 10% of the cash flow from operations. Upon increase of the Credit Facility availability from $2 million to $3 million, the Issuer would grant an additional 25,000 shares of Common Stock to the members of DCF. The number of shares of Common Stock owned by each Member will depend on each Member?s relative ownership interest at the time of issuance. It is expected Mr. Baloun would acquire less than the 25,000 maximum available. Until the Credit Facility is repaid, DCF shall have the right to appoint one independent member to the Board of Directors of the Issuer.

	Except pursuant to the terms of the Credit Facility which may be entered into as described above:

(a)	the Reporting Person may acquire more Common Stock
or dispose of Common Stock in the ordinary course as
business and market conditions dictate;
(b) 	the Reporting Person does not have any plans or
proposals that relate to or would result in an
extraordinary corporate transaction, such as a
merger, reorganization, or liquidation, involving
Issuer or any of its subsidiaries;
(c) 	the Reporting Person does not have any plans or
proposals that relate to or would result in a sale
or transfer of a material amount of assets of Issuer
or of any of its subsidiaries;
(d) 	the Reporting Person does not have any plans to
attempt to change the members, or the number or term
of the members of the Issuer?s Board of Directors;
(e) 	the Reporting Person does not have any plans or
proposals that relate to or would result in any
material change in the present capitalization or
dividend policy of the Issuer;
(f) 	the Reporting Person does not have any plans or
proposals that relate to or would result in any
other material change in Issuer?s business or
corporate structure;
(g) 	the Reporting Person does not have any plans or
proposals that relate to or would result in changes
in Issuer?s Articles of Incorporation or Bylaws or
other actions which may impede the acquisition of
control of Issuer by any person;
(h) 	the Reporting Person does not have any plans or
proposals that relate to or would result in the
Common Stock becoming eligible for termination of
registration pursuant to Section 12(g)(4) of the
Act;
(i) 	the Reporting Person does not have any plans or
proposals that relate to or would result in any action similar to any of those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

	As of the date hereof, Mr. Baloun may be deemed to beneficially own, in the aggregate, 146,942 shares (8.8%) of the Common Stock of the Issuer which consists of: (i)
125,100 shares (7.5%) owned by directly by Brad David
Baloun; (ii) 9,770 shares (0.6%) owned by Brad David Baloun
IRA (self-directed); and (iii) 12,072 shares (0.7%) owned by CamMay Baloun IRA (self-directed) (CamMay Baloun is the spouse of Brad David Baloun). Mr. Baloun may also have the right to acquire up to an additional 25,000 shares of Common stock (1.5%), pursuant to the Credit Facility above, if entered into by the parties thereto. Mr. Baloun disclaims any beneficial ownership of these securities except to the extent of his pecuniary interest therein.

	Of this Common Stock, power to invest and vote is held as follows:

	Mr. Baloun has sole power to vote and dispose of the 125,100 shares (7.5%) of the Common Stock held by Brad
David Baloun. Mr. Baloun may be deemed to have sole power to vote and dispose of the 9,770 shares (0.6%) of the Common Stock held by Brad David Baloun IRA. CamMay Baloun is the spouse of Brad David Baloun, thus, Mr. Baloun may be deemed to have sole power to vote and dispose of the 12,072 shares (0.7%) of the Common Stock held by CamMay Baloun
IRA.

	If Mr. Baloun acquires additional shares of Common Stock
(up to a maximum of 25,000 shares (1.5%), pursuant to the Credit Facility described above, if entered into by the parties thereto, he will have sole power to vote and dispose of such Stock.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

	The Issuer made a Bridge Loan Promissory Note on September 28, 2011 to Brad Baloun and two other individuals, as described in Items 3 and 4 above.

	The Issuer and DCF entered into a Summary of Terms and Conditions concerning the terms of a Credit Facility, which if entered into, may cause Brad Baloun to acquire up to an additional 25,000 shares of Common Stock, all as describe in more detail in Items 3 and 4 above.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

      None.
?

SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  October 27, 2011	/s/ Brad David Baloun

                                    Brad David Baloun
?
Schedule I

Transactions of the Reporting Person

				Number of 	Average Price
Date	Security	Shares	Per Share

July 28, 2011	Common	2,000,000	$0.062
July 29, 2011	Common	4,690,807	$0.005
August 2, 2011	Common	987,896	$0.005

(reverse stock split)

August 19, 2011	Common	2,500	$2.31
August 30, 2011	Common	1,100	$2.15
September 1, 2011	Common	3,443	$3.06
September 7, 2011	Common	4,927	$3.14
September 8, 2011	Common	12,700	$3.60
September 9, 2011	Common	3,300	$3.58
September 12, 2011	Common	3,800	$3.19
October 26, 2011	Common	1,500	$2.92














1691363v1